Exhibit 99.3

Currys Transforms Customer Engagement with NiCE, Driving Higher NPS and

Faster Resolution

Leading U.K. technology retailer unifies customer interactions across the customer lifecycle, reducing complaints while creating a scalable foundation for next generation customer service

HOBOKEN, N.J., August 12, 2026 — NiCE (Nasdaq: NICE) today announced that Currys plc, the U.K.'s leading omnichannel technology retailer, is improving customer engagement with the NiCE CXone platform. By seamlessly connecting customer interactions across every stage of the journey, from purchase to ownership and support, NiCE has played a role in supporting Currys’ double-digit improvements in customer satisfaction and quality. This transformation is helping the retailer deliver more personalized, efficient experiences while creating a scalable foundation for innovation and long-term customer loyalty.

Working with strategic partner Concentrix, Currys has transformed its customer service environment into a unified, cloud-based engagement platform spanning voice, email and social channels. The initiative supports customers across product purchases, mobile services, delivery, installation, repairs and ongoing support, enabling more seamless experiences across every touchpoint. Every interaction is captured, transcribed, and analyzed, providing actionable insight into customer needs, service friction points and opportunities for continuous improvement.

The impact of the CXone launch extended across the operation. First contact resolution now runs at nearly 80 percent, while the contact-to-order ratio fell to 0.18 per sales order, meaning fewer customers need to make contact for every order placed. For the main Currys business, a six-point NPS improvement was delivered during the initial migration period.

In one area, Currys saw complaints fall by roughly half over 18 months and NPS rise by more than 20 points. Currys expects the success to serve as the model for extending CXone across the wider business.

Today, CXone supports hundreds of advisors across Currys' internal and outsourced operations across the U.K., South Africa and India, managing nearly 6 million customer interactions annually. Concentrix supported the transformation by helping operationalize CXone across complex multichannel environments and translating analytics into measurable frontline improvements. The strategy positions Currys to accelerate innovation and strengthen customer loyalty through increasingly proactive, personalized and connected retail journeys across the customer lifecycle.

"With this new tool, we now have a unified view of customer interactions across channels, allowing us to resolve issues faster, personalize services and continuously improve the experience we deliver," said Chris Stroud, Director of Customer Management Centre, Currys. "The platform is also creating a foundation that will help us further simplify and make it easier for customers to shop with us than ever before."

The deployment has also strengthened operational agility. New engagement channels can now be deployed in weeks, accelerating speed to market while maintaining consistency. Currys is using NiCE Workforce Management to improve forecasting, optimize staffing and better align resources with seasonal demand patterns.

"Currys is demonstrating how leading retailers can use customer service automation and orchestration to transform retail customer journeys," said Darren Rushworth, President, NiCE International. "By unifying customer interactions on CXone, Currys is gaining loyalty and deeper insight into customer needs, driving measurable improvements in satisfaction and loyalty, and creating a strong foundation for the next generation of retail experiences."

About Currys

Currys plc is a leading omnichannel retailer of technology products and services, operating online and through 702 stores in 6 countries. We Help Everyone Enjoy Amazing Technology, however they choose to shop with us. In the UK & Ireland we trade as Currys and in the UK we operate our own mobile virtual network, iD Mobile. In the Nordics we trade under the Elkjøp brand. We’re the market leader in all markets, able to serve all households and employing more than 25,000 capable and committed colleagues. We help everyone enjoy amazing technology. We believe in the power of technology to improve lives, helping people stay connected, productive, fit, healthy, and entertained. We’re here to help everyone enjoy those benefits and with our scale and expertise, we are uniquely placed to do so. Our full range of services and support makes it easy for our customers to discover, choose, afford and enjoy the right technology to the full. The Group’s operations include one of Europe’s largest technology repair facilities, a sourcing office in Hong Kong and an extensive distribution network, centred on Newark in the UK and Jönköping in Sweden, enabling fast and efficient delivery to stores and homes. We’re a leader in giving technology a longer life through repair, recycling and reuse. We’re reducing our impact on the environment in our operations and our wider value chain and we aim to achieve net zero emissions by 2040. We offer customers products that help them save energy, reduce waste and save water, and we partner with charitable organisations to bring the benefits of amazing technology to those who might otherwise be excluded.

About Concentrix

Concentrix is a global technology-enabled services leader driving the world’s best customer experiences. Through its deep expertise in CX strategy, operations, and technology, Concentrix partners with leading brands to design, deliver, and scale intelligent, human-centered experiences across the entire customer lifecycle.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Ryan Gilligan, +1 551 417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.